Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company:

We consent to the incorporation by reference in Registration Statement No. 333-67082 on Form S-8 of Alfa Corporation of our report dated June 19, 2006, with respect to the statement of net assets available for plan benefits of the Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company as of December 30, 2005, the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2006 Annual Report on Form 11-K of the Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company.

Birmingham, Alabama

June 28, 2007